SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF August 2002

                              ---------------------


                                IXOS SOFTWARE AG
                              ---------------------

                              Bretonischer Ring 12
                            D-85630 Grasbrunn/Munich
                           Federal Republic of Germany
                    (Address of principal executive offices)

                              ---------------------


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                Form 20-F  x    Form 40-F
                                          ---             ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No
                                    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

IXOS achieves record growth in operating profit both in Q4 and in fiscal 2001/02

    Sales revenue jumps 11% and EBIT 86% in Q4. Sales revenue for the year as a whole up 5%, operating profit (EBIT) rises by 41%

Munich/Grasbrunn, August 6, 2002 - IXOS SOFTWARE AG (NEUER MARKT: "XOS", NASDAQ:
"XOSY"), a leading global provider of solutions for the management of eBusiness documents, closed fiscal year 2001/2002 with record growth in operating profits. Sales revenue increased in line with expectations.

On the basis of preliminary figures, consolidated sales revenue rose by 5% to EUR122.8 million (previous year: EUR117.0 million) and operating profit was up by 41% to EUR8.4 million (previous year: EUR6.0 million). "Despite the difficult economic environment, IXOS has managed to achieve its revenue goals for the year as a whole and to significantly exceed its operating earnings growth forecasts of 20%," was IXOS CFO Peter Rau's comment on the results. IXOS AG is profiting from high levels of customer demand and from the marketing success of its extended range of products. The software company was particularly successful in the important European growth market. "At the same time, we managed to increase our market share by displacing the competition", Rau went on to explain.

Consolidated sales and earnings up significantly in Q4
On the basis of preliminary figures, IXOS generated consolidated sales revenue in Q4 (June 30) of EUR35.9 million (+11% year-on-year from EUR32.3 million). The license business contributed EUR17.1 million (+8% on last year's EUR15.8 million) to sales revenues for the quarter. IXOS increased maintenance revenues, which also include upgrades for software licenses, by 19% to EUR9.1 million (EUR7.7 million). The Professional Services business area generated sales revenues of EUR9.7 million (EUR8.9 million), an increase of 9% as against Q4 of last year.

In terms of regions, IXOS was particularly successful in Germany (sales revenues up 32% to EUR12.2 million) and in the rest of Europe (sales revenues up 24% to EUR9.8 million). IXOS managed to increase the operating profit (EBIT) by 86% to EUR4.0 million (previous year: EUR 2.2 million) and boost the return on sales from 7% to 11%. Earnings before tax (EBT) totaled EUR2.8 million (EUR3.6 million). The 22% decrease in EBT is due to negative currency effects based on the rise in the euro. Earnings after tax are forecast to amount to EUR2.7 million (EUR3.8 million), resulting in earnings per share of EUR0.14 (EUR0.19).

Earnings growth in fiscal 2001/2002 significantly exceeds expectations

In fiscal 2001/2002 as a whole, IXOS increased sales revenues in line with expectations from 5% to EUR122.8 million (previous year: EUR117.0 million). License revenues, at EUR53.8 million, did not match the figure from the previous year of EUR58.4 million. This was due to customers' extreme reluctance to invest following the terrorist attacks of September 2001 in the US, which could not be offset in the remainder of the year. Sales revenue in the Maintenance area rose over the period by 25% to EUR33.3 million (previous year: EUR26.6 million). Sales revenue in the Professional Services business area increased by 12% to EUR35.7 million (previous year: EUR32.0 million).

European sales excluding Germany (EMEA) made a particularly significant contribution to overall growth, up 27% to EUR38.0 million (previous year:
EUR30.0 million). Sales revenues in North America, at EUR37.5 million, fell just short of the previous year's level. In Germany, IXOS's sales revenues were up slightly on the previous year at EUR32.5 million (EUR32.1 million). In the Asia/Pacific Region, sales revenues dropped back to EUR14.8 million (previous year: EUR17.2 million), a year-on-year fall of 14%.

In fiscal 2000/2001 the IXOS Group's operating costs of EUR75.9 million were just below the previous year's level (EUR76.1 million). Successful cost cuts left room for strategic investments. Over the twelve months, the IXOS Group increased its operating profit by 41% to EUR8.3 million (previous year:
EUR6.0 million). In addition to sales revenue growth, improved productivity also played a role here. Earnings before tax (EBT) rose by 3% less than EBIT to EUR7.8 million (previous year: EUR7.6 million), due to the negative currency effects resulting from the strong rise in the euro. Earnings after tax hit EUR7.5 million (previous year: EUR6.8 million), resulting in earnings per share of EUR0.38 (previous year: EUR0.34).

Optimistic for the future

CFO Rau commented, "IXOS has clearly outstripped the international competition with returns on sales of 11% and 7% in Q4 and in the year as a whole respectively. At the same time, we have managed to increase the positive cash flows from operating activities in the past twelve months by 264% from EUR4.0 million to EUR10.6 million. This result for the year means IXOS has created the best possible conditions for further profitable growth."

The consolidated balance sheet as of June 30, 2002 recorded total assets of EUR99.9 million (EUR90.0 million). The equity ratio amounted to 63%, well above the industry average, and the cash ratio amounted to 34% of total assets. IXOS employed 778 staff worldwide as of June 30, 2002 (previous year: 748).


About IXOS

IXOS is a leading global provider of solutions for the management of eBusiness documents. IXOS solutions drive the administration of all eBusiness documents and their seamless integration into digital business processes. Leading companies from a wide range of industries have selected IXOS SOFTWARE AG to be their strategic partner. IXOS has successfully implemented more than 1,900 installations worldwide, and 1.5 million users now work with the company's eBusiness document solutions. IXOS rounds off its product portfolio with a comprehensive range of services including worldwide 24x7 customer support and a global team of highly qualified consultants.

IXOS SOFTWARE AG's shares are traded on the Neuer Markt of the Frankfurt Stock Exchange under the symbol "XOS" (WKN 506150). In the USA, American Depositary Shares (ADSs) are listed on the NASDAQ National Market under the symbol "XOSY".


For additional information, please contact:

IXOS SOFTWARE AG
Gala Conrad, Director Investor Relations
Bretonischer Ring 12
D-85630 Grasbrunn / Munich
Germany
Tel: +49-89-46 29 2400
Fax: +49 89 46 29 1598
Email: ir@ixos.de


This release can also be found on the Internet under:
http://www.ixos.com/en/press.



IXOS SOFTWARE AG

CONSOLIDATED STATEMENTS OF OPERATIONS

Three Months Ended June, 2001 and 2002
                                                              PRELIMINARY
(in thousands, except share and per share data)



                                                      Three Months ended    Three Months ended     Three Months ended
                                                         June 30, 2001         June 30, 2002          June 30, 2002
                                                               EUR                  EUR                      $*
                                                -----------------------------------------------------------------
                                                           (unaudited)          (unaudited)            (unaudited)

Revenues:
     Software licences                                         15,774                17,070               16,824
     Services                                                   8,869                 9,710                9,571
     Maintenance                                                7,662                 9,080                8,949
                                                -----------------------------------------------------------------
        Total revenues                                         32,305                35,860               35,344
                                                -----------------------------------------------------------------


Cost of revenues:
     Software licences                                            203                  (502)                (495)
     Services                                                  (7,010)               (7,409)              (7,303)
     Maintenance                                               (2,143)               (2,635)              (2,597)
                                                -----------------------------------------------------------------
        Total cost of revenues                                 (8,950)              (10,546)             (10,395)
                                                -----------------------------------------------------------------
        Gross profit                                           23,355                25,314               24,949
                                                -----------------------------------------------------------------

Operating income (expenses):
     Sales and marketing                                      (14,386)              (13,263)             (13,072)
     Research and development                                  (3,548)               (4,472)              (4,408)
     General and administrative                                (3,218)               (3,613)              (3,561)
     Other operating income                                     1,543                 1,595                1,572
     Other operating expenses                                  (1,580)               (1,540)              (1,518)
                                                -----------------------------------------------------------------
        Total operating expenses                              (21,189)              (21,293)             (20,987)
                                                -----------------------------------------------------------------

Income (loss) from operations                                   2,166                 4,021                3,962

Other income (expense):
     Interest income                                              222                   184                  181
     Interest expense                                             (94)                  (82)                 (81)
     Foreign currency exchange, net                             1,204                (1,286)              (1,268)
     Income from sales of
     associated companies                                         146                     0                    0
     Expense from interest in
     associated companies                                                                 0                    0
                                                -----------------------------------------------------------------
        Total other income (expenses)                           1,478                (1,184)              (1,168)
                                                -----------------------------------------------------------------

Income before income taxes                                      3,644                 2,837                2,794

Provisions for income taxes                                       116                   (86)                 (85)

Net income                                                      3,761                 2,751                2,709
                                                =================================================================


Net income per share:
     Basic                                                       0.19                  0.14                 0.14
     Diluted                                                     0.19                  0.14                 0.14

Weighed average shares outstanding:
     Basic                                                 19,709,474            19,724,659           19,724,659
     Diluted                                               19,789,698            19,805,651           19,805,651
-------------------------------------------
*    The amounts indicated as of June 30, 2002 have been translated solely for the convenience of the reader at an exchange rate of
     US$ 0,9856 to Euro 1,00, the noon buying rate on June 28, 2002.




IXOS SOFTWARE AG

CONSOLIDATED STATEMENTS OF OPERATIONS

Twelve Months Ended June, 2001 and 2002
                                                           PRELIMINARY
(in thousands, except share and per share data)



                                               Twelve Months ended      Twelve Months ended    Twelve Months ended
                                                  June 30, 2001            June 30, 2002          June 30, 2002
                                                       EUR                      EUR                      $*
                                                ------------------------------------------------------------------
                                                     (audited)             (unaudited)           (unaudited)

Revenues:
     Software licences                                   58,370                53,822                53,047
     Services                                            32,018                35,701                35,187
     Maintenance                                         26,611                33,278                32,799
                                          ------------------------------------------------------------------
        Total revenues                                  116,999               122,801               121,033
                                          ------------------------------------------------------------------

Cost of revenues:

     Software licences                                     (816)               (1,632)               (1,608)
     Services                                           (25,137)              (26,915)              (26,528)
     Maintenance                                         (9,021)               (9,948)               (9,805)
                                          ------------------------------------------------------------------
        Total cost of revenues                          (34,974)              (38,495)              (37,941)
                                          ------------------------------------------------------------------
        Gross profit                                     82,025                84,306                83,092
                                          ------------------------------------------------------------------

Operating income (expenses):
     Sales and marketing                                (52,776)              (47,803)              (47,114)
     Research and development                           (15,667)              (15,672)              (15,447)
     General and administrative                         (13,188)              (12,427)              (12,248)
     Other operating income                               3,798                 6,191                 6,102
     Other operating expenses                             1,758                (6,212)               (6,123)
                                          ------------------------------------------------------------------
        Total operating expenses                        (76,075)              (75,923)              (74,830)
                                          ------------------------------------------------------------------

Income (loss) from operations                             5,950                 8,383                 8,262

Other income (expense):
     Interest income                                        736                   739                   728
     Interest expense                                      (195)                 (110)                 (108)
     Foreign currency exchange, net                         217                (1,242)               (1,224)
     Expense from interest in
     associated companies                                (2,014)                    0                     0
                                          ------------------------------------------------------------------
        Total other income (expenses)                     1,600                  (613)                 (604)
                                          ------------------------------------------------------------------

Income before income taxes                                7,550                 7,770                 7,658

Provisions for income taxes                                (767)                 (294)                 (290)

Net income                                                6,783                 7,476                 7,368
                                          ==================================================================


Net income per share:
     Basic                                                 0.34                  0.38                  0.37
     Diluted                                               0.34                  0.38                  0.37

Weighed average shares outstanding:
     Basic                                           19,687,150            19,724,659            19,724,659
     Diluted                                         19,857,165            19,794,469            19,794,469
-------------------------------------------
*    The amounts indicated as of June 30, 2002 have been translated solely for the convenience of the reader at an exchange rate of
     US$ 0,9856 to Euro 1,00, the noon buying rate on June 28, 2002.






IXOS SOFTWARE AG

CONSOLIDATED BALANCE SHEETS
                                                    PRELIMINARY
June 30, 2001 and June 30, 2002

(in thousands)


                                                        June 30, 2001       June 30, 2002       June 30, 2002
                                                              EUR                EUR                   $*
                                                 -------------------------------------------------------------
                                                           (audited)          (unaudited)         (unaudited)

ASSETS
Current assets:
      Cash and cash equivalents                               30,012              34,320               33,827
      Accounts receivable, net                                42,333              45,202               44,551
      Prepaid expenses and other                               4,470               6,722                6,625
                                                 -------------------------------------------------------------
Total current assets                                          76,815              86,244               85,003


Property and equipment, net                                   11,922               9,717                9,577
Intangible assets                                                713               3,510                3,459
Goodwill, net                                                    572                 400                  394
                                                 -------------------------------------------------------------
                                                              13,207              13,627               13,430
                                                 -------------------------------------------------------------
Total assets                                                  90,022              99,871               98,433
                                                 =============================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Accounts payable                                         5,970              11,069               10,910
      Accrued liabilities                                     11,984              10,614               10,461
      Customer advances and unearned revenues                 11,223              12,288               12,111
      Income taxes payable                                     1,514                 452                  445
      Current portion of long-term debt                           38                   0                    0
      Deferred income taxes                                    1,219               1,036                1,021
      Current portion of obligations under capital
          leases                                                 293                 131                  129
                                                 -------------------------------------------------------------
Total current liabilities                                     32,241              35,590               35,077
                                                 -------------------------------------------------------------

Obligations under capital leases,
      net of current portion                                     131                   0                    0
Accrued pension liability                                      1,317               1,680                1,656
                                                 -------------------------------------------------------------
                                                               1,448               1,680                1,656
                                                 -------------------------------------------------------------

Shareholders' equity:
      Common stock                                            20,303              20,303               20,011
      Additional paid-in-capital                              44,506              44,506               43,865
      Treasury Stock                                               0                (241)                (237)
      Retained earnings (deficit)                             (8,429)               (953)                (940)
      Cumulative currency translation adjustment                 (47)             (1,014)                (999)
                                                 -------------------------------------------------------------
Total shareholders' equity                                    56,333              62,601               61,700
                                                 -------------------------------------------------------------

Total liabilities and shareholders' equity                    90,022              99,871               98,433
                                                 =============================================================
--------------------------------------
*     The amounts indicated as of June 30, 2002 have been translated solely for the convenience of the reader at an exchange rate of
      US$ 0,9856 to Euro 1,00, the noon buying rate on June 28, 2002.






IXOS SOFTWARE AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

Twelve Months Ended June, 2001 and 2002              PRELIMINARY

(in thousands)

                                                          Twelve Months ended    Twelve Months ended      Twelve Months ended
                                                              June 30, 2001          June 30, 2002           June 30, 2002
                                                                  EUR                     EUR                     $*
                                                          ----------------------------------------------------------------
                                                                (audited)           (unaudited)          (unaudited)

Cash flows from operating activities:
Net income                                                           6,783                7,476                7,368
Adjustments to reconcile net income (loss)  to net
cash provided by operating activities:
     Depreciation and armortization                                  6,731                4,269                4,208
     Loss from disposals of fixed assets                               385                   75                   74
     Reversal of accrued liabilities                                (3,565)                (956)                (942)
     Deferred income taxes                                           1,219                 (183)                (180)
     Deferred compensation                                             161                    0                    0
     Accrued pension liabilities                                       121                  363                  358
Changes in operating assets and liabilities:
     Accounts receivable                                            (5,058)              (2,869)              (2,828)
     Prepaid expenses and other current assets                        (557)              (2,252)              (2,220)
     Accounts payable                                                 (252)               5,099                5,026
     Accrued liabilities                                             1,112                 (414)                (408)
     Customer advances, unearned revenues and other **               1,087                1,065                1,050
     Income taxes payable                                           (1,292)              (1,062)              (1,047)
                                                     ----------------------------------------------------------------
Net cash provided by operating activities                            4,019               10,611               10,459
                                                     ----------------------------------------------------------------

Cash flows from investing activities:
     Purchase of property, equipment and other                      (7,827)              (4,764)              (4,695)
     Cash received from the sale of consolitated
        companies and other companies                                4,267                    0                    0
                                                     ----------------------------------------------------------------
Net cash used in investing activities                               (3,560)              (4,764)              (4,695)
                                                     ----------------------------------------------------------------

Cash flows from financing activities:
     Repayments of long-term debt                                     (342)                 (38)                 (37)
     Repayments of capital lease obligations                          (640)                (293)                (289)
     Capital contribution                                              307                    0                    0
     Treasury Stock                                                                        (241)                (238)
                                                     ----------------------------------------------------------------
Net cash provided by financing activities                             (675)                (572)                (564)
                                                     ----------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                  (216)               5,275                5,200
Cumulative currency translation adjustment **                          201                 (967)                (953)
Cash and cash equivalents - beginning
     of period                                                      30,027               30,012               29,580
                                                     ----------------------------------------------------------------
Cash and cash equivalents - end
     of period                                                      30,012               34,320               33,827
                                                     ================================================================


Supplemental data:
     Cash paid during the period:
        Income taxes                                                   721                   50                   49
        Interest                                                       151                    0                    0
     Acquisition of property and equipment through
        capital leases                                                   0                    0                    0
-------------------------------------------------------
*    The amounts indicated as of June 30, 2002 have been translated solely for the convenience of the reader at an exchange rate of
     US$ 0,9856 to Euro 1,00, the noon buying rate on June 28, 2002.

** Reclassified from Customer advances, unearned revenues and other to cumulative currency translation adjustment


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               IXOS SOFTWARE AKTIENGESELLSCHAFT

                                               By: /s/ Robert Hoog
                                                   -------------------
                                                       Robert Hoog
                                                       Chief Executive Officer

                                               By: /s/ Peter Rau
                                                   -------------------
                                                       Peter Rau
                                                       Executive Board Member